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                              December 1, 2021

       Yong Hu
       Chief Executive Officer
       Jianzhi Education Technology Group Co Ltd
       27/F, Tower A, Yingdu Building, Zhichun Road
       Haidian District, Beijing 100086
       People   s Republic of China

                                                        Re: Jianzhi Education
Technology Group Co Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed October 29,
2021
                                                            File No. 333-257865

       Dear Mr. Hu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-1

       Prospectus Cover Page, page i

   1. Provide a description on your prospectus cover page of how cash is transferred through your organization and
disclosure regarding your intentions to distribute earnings or settle amounts owed under the
VIE agreements. State whether any transfers, dividends, or
                                                        distributions have been
made to date.
       Prospectus Summary, page 4

   2. We note your disclosure on 4 and throughout your filing that you control and receive economic benefits of
Beijing Sentu's business operations through VIE agreements and that those agreements are
designed to provide you with effective control over the VIE. We
 Yong Hu
FirstName  LastNameYong   Hu Group Co Ltd
Jianzhi Education Technology
Comapany1,
December   NameJianzhi
             2021       Education Technology Group Co Ltd
December
Page 2    1, 2021 Page 2
FirstName LastName
         also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S.
         GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.
3. We note your disclosure that "We and our VIEs have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings, including this offering,"
         and "Although we believe the approval of the CSRC or other equivalent PRC government authorities will not be required in connection with this offering under current PRC laws, regulations and rules, we cannot assure you that the regulators in China will not adopt new laws, regulations and rules or detailed implementations and interpretations or will not subsequently require us to undergo the approval procedures and subject us to sanctions."
         Please amend your disclosure to disclose, if true, that you may inadvertently conclude that such approvals are not required, and any consequences to you and your investors if you were to do so.
Our Challenges, page 7

4. In this section, please provide a specific cross-reference for each risk listed; cross-
         referencing the risk factors generally is not sufficient. Please also amend your disclosure to clearly identify these challenges as "summary risk factors," if applicable. See Item
         105(b) of Regulation S-K.
Condensed Consolidated Financial Schedule, page 15

5. Your consolidating schedules include columns for "The Company and its subsidiaries other than the VIEs," and "the VIEs." It is not clear how these column headings correspond to the organizational diagram on page 4. Please revise to include separate columns for parent, subsidiaries, and VIEs and their subsidiaries to distinguish between entities outside and inside of China. Please also revise the introductory paragraph to the consolidating schedules to explain each of the revised column headings and how they correspond to the organizational diagram.
Notes to Unaudited Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2020 and 2021
Note 16 - Subsequent Events, page F-71

6. Please explain to us your consideration of ASC 835-30 in accounting for the interest free
 Yong Hu
Jianzhi Education Technology Group Co Ltd
December 1, 2021
Page 3
      loan from the shareholder of the company amounting to RMB 46,973,674.
       You may contact Tatanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at 202-551-2545 or Ryan Lichtenfels at 202-551-6001 with any other questions.



                                                         Sincerely,
FirstName LastNameYong Hu
                                                    Division of Corporation
Finance
Comapany NameJianzhi Education Technology Group Co Ltd
                                                    Office of Trade & Services
December 1, 2021 Page 3
cc:       Steve Lin
FirstName LastName